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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COLLEGIATE PACIFIC INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

194589-10-7

(Cusip Number)

April 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 194589-10-7			Page 2 of 9

1.	Name of Reporting Person: Kesslers Sport Shop, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 906,250

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 906,250

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: CO

13G
CUSIP No. 194589-10-7			Page 3 of 9

1.	Name of Reporting Person: Robert J. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,950

		6.	Shared Voting Power: 906,250

		7.	Sole Dispositive Power: 1,950

		8.	Shared Dispositive Power: 906,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 908,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 4 of 9

1.	Name of Reporting Person: Daniel A. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,000

		6.	Shared Voting Power: 906,250

		7.	Sole Dispositive Power: 1,000

		8.	Shared Dispositive Power: 906,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 907,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 5 of 9

1.	Name of Reporting Person: Philip H. Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,100

		6.	Shared Voting Power: 906,250

		7.	Sole Dispositive Power: 1,100

		8.	Shared Dispositive Power: 906,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 907,350

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

13G
CUSIP No. 194589-10-7			Page 6 of 9

1.	Name of Reporting Person: Floyd Dickman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 906,250

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 906,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 906,250

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

(CUSIP NUMBER) 194589-10-7	Page 7 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 13G

Item 1(a). Name of Issuer:

Collegiate Pacific Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

13950 Senlac Drive, Suite 100, Dallas, Texas 75234

Item 2(a). Name of Person Filing:

This statement is filed on behalf of: (a) Kesslers Sport Shop, Inc.; (b) Robert J. Dickman; (c) Daniel A. Dickman; (d) Philip H. Dickman; and (e) Floyd Dickman. Each of the individuals named in (b) – (e) above are shareholders of Kesslers Sport Shop, Inc. Each of the individuals disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

930 E. Main Street Richmond, IN 47374

Item 2(c). Citizenship:

Kesslers Sport Shop, Inc. — Indiana

Messrs. Robert, Dan, Phil and Floyd Dickman — United States of America

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e). CUSIP Number.

194589-10-7

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or(c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Item 9 from each of pages 2 – 6 of this Schedule is incorporated by reference.

(b)	Item 11 from each of pages 2 – 6 of this Schedule is incorporated by reference.

(c)	Items 5-8 from each of page 2 – 6 of this Schedule are incorporated by reference.

(CUSIP NUMBER) 194589-10-7	Page 8 of 9 Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(CUSIP NUMBER) 194589-10-7	Page 9 of 9 Pages

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004

Kesslers Sport Shop, Inc.

	By:	/s/ Michael R. Dorey, by Power of Attorney

Robert J. Dickman, President

	By:	/s/ Michael R. Dorey, by Power of Attorney

Robert J. Dickman

	By:	/s/ Michael R. Dorey, by Power of Attorney

Daniel A. Dickman

	By:	/s/ Michael R. Dorey, by Power of Attorney

Philip H. Dickman

	By:	/s/ Michael R. Dorey, by Power of Attorney

Floyd Dickman

INDEX TO EXHIBITS

     Exhibit 1 — Joint Filing Agreement